EXHIBIT 11.1

STATEMENT AND COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31, 2006
		Earnings
	Shares	Per Share
	(in Thousands)
Basic Weighted Average Shares Outstanding	7,170	$0.32

Diluted
Average Shares Outstanding	7,170
Common Stock Equivalents	3

	7,173	$0.32

	Three Months Ended March 31, 2005
	Shares	Earnings Per Share
	(in Thousands)
Basic Weighted Average Shares Outstanding	7,144	$0.30

Diluted
Average Shares Outstanding	7,144
Common Stock Equivalents	21

	7,165	$0.30